EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

HAMILTON, Bermuda, May 2, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") announces that it has filed its Form 20-F for the year ended December 31, 2015 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below.

April 29, 2016
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

2015 Annual Report 20-F http://hugin.info/133076/R/2008797/743171.pdf

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: +44 207 063 7900